SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.1d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GTx, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40052B108

(CUSIP Number)

March 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 6,954,144
	8	Shared voting power 4,591,654
	9	Sole dispositive power 6,954,144
	10	Shared dispositive power 4,591,654
11	Aggregate amount beneficially owned by each reporting person 11,545,798
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.4%
14	Type of reporting person IN

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 4,591,654
	9	Sole dispositive power 0
	10	Shared dispositive power 4,591,654
11	Aggregate amount beneficially owned by each reporting person 4,591,654
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.3%
14	Type of reporting person IN

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 4,591,654
	8	Shared voting power 0
	9	Sole dispositive power 4,591,654
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,591,654
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.3%
14	Type of reporting person IN

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 638,475
	8	Shared voting power 0
	9	Sole dispositive power 638,475
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 638,475
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person OO

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 655,128
	8	Shared voting power 0
	9	Sole dispositive power 655,128
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 655,128
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person OO

CUSIP No. 40052B108

1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 646,029
	8	Shared voting power 0
	9	Sole dispositive power 646,029
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 646,029
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person OO

This Amendment No. 3 is filed to amend certain items of the Schedule 13D filed by certain of the reporting persons on March 16, 2011, as amended by Amendment No. 1 also filed on March 16, 2011 and Amendment No. 2 filed on March 2, 2012 (as amended, the “Schedule 13D”).

This Amendment No. 3 reflects the purchase of 1,223,915 shares of GTx, Inc. common stock subsequent to the filing of Amendment No. 2. These shares consist of 796,923 shares purchased by Jack W. Schuler on March 2, 2012 (and reported on a Form 4 filed on March 5, 2012) and 427,292 shares purchased by the Schuler Family Foundation.

The following items of the Schedule 13D are amended to read as follows:

Item 5. Interest in Securities of the Issuer

This statement is filed for 13,485,430 shares of GTx, Inc. common stock consisting of (i) 6,954,144 shares owned by Jack W. Schuler, (ii) 4,591,654 shares owned by the Schuler Family Foundation, (iii) 638,475 shares owned by the Tanya Eva Schuler Trust, (iv) 655,128 shares owned by the Therese Heidi Schuler Trust and (v) 646,029 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. Schuler and his wife, Renate Schuler, are two of the three directors.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his and Mrs. Schuler’s three children. All of the children are adults, and none of them resides with Mr. and Mrs. Schuler. Neither Mr. Schuler nor Mrs. Schuler is a trustee of any of the Trusts or has a pecuniary interest in any of the Trusts.

Mr. Schuler disclaims any beneficial interest in any of the shares owned by (i) the Schuler Family Foundation or (iii) any of the Trusts.

Mrs. Schuler disclaims any beneficial interest in any of the shares owned by (i) the Schuler Family Foundation or (ii) any of the Trusts.

(a) Aggregate amount beneficially owned

The persons filing this statement beneficially own in the aggregate 13,485,430 shares of GTx, Inc. common stock, representing 21.5% of the shares outstanding (determined on the basis of 62,804,673 shares outstanding as of May 7, 2012, as disclosed by the quarterly report on Form 10-Q that GTx, Inc. filed on May 10, 2012 for the quarter ending March 31, 2012).

(b) Individual amounts beneficially owned

for Jack W. Schuler:

(i) sole power to vote or to direct the vote:	6,954,144
(ii) shared power to vote or direct the vote:	4,591,654	*

(iii) sole power to dispose or to direct the disposition of:	6,954,144
(iv) shared power to dispose of to direct the disposition of:	4,591,654	*

*	Mr. Schuler shares the voting and dispositive power in respect of the 4,591,654 shares owned by the Schuler Family Foundation. Mr. Schuler is one of three directors of the foundation. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

for Renate Schuler:

(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,591,654	*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose of to direct the disposition of:	4,591,654	*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 4,591,654 shares owned by the Schuler Family Foundation. Mrs. Schuler is one of three directors of the foundation. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and their daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i) Sole power to vote or to direct the vote:	4,591,654
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	4,591,654
(iv) Shared power to dispose of to direct the disposition of:	0

for the Tanya Eva Schuler Trust:

(i) Sole power to vote or to direct the vote:	638,475
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	638,475
(iv) Shared power to dispose of to direct the disposition of:	0

for the Therese Heidi Schuler Trust:

(i) Sole power to vote or to direct the vote:	655,128
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	655,128
(iv) Shared power to dispose of to direct the disposition of:	0

for the Tino Hans Schuler Trust:

(i) Sole power to vote or to direct the vote:	646,029
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	646,029
(iv) Shared power to dispose of to direct the disposition of:	0

(c) Recent transactions

During the past 60 days, there have not been any transactions in shares of GTx, Inc. common stock by any person filing this statement with the exception of the following open market purchases by the Schuler Family Foundation:

Name	Date	Number of Shares Purchased	Price Per Share
Schuler Family Foundation	05/10/12	57,984	3.5400
	05/11/12	37,630	3.5400
	05/14/12	26,416	3.4700
	05/15/12	30,000	3.4000
	05/16/12	22,787	3.3185
	05/17/12	71,416	3.1653
	05/18/12	40,400	2.9855
	05/23/12	3,600	2.9488
	05/24/12	200	2.9500
	05/30/12	1,455	2.9473
	05/31/12	42,862	2.9120
	06/01/12	42,148	2.7894
	06/04/12	19,594	2.6832
	06/05/12	3,300	2.7985
	06/06/12	5,300	2.8313
	06/07/12	5,000	2.8769
	06/08/12	3,700	2.8875

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee